UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)

China Petroleum and Chemical Corporation

(Name of Issuer)

Ordinary shares*, par value Rmb 1.00 per share

(Title of Class of Securities)

16941R108

(CUSIP Number)

October 18, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1 (b)

[   ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

*Not for trading, but only in connection with the registration of American Depositary Shares,

each representing 100 ordinary shares.

CUSIP No. 16941R108	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP p.l.c

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,829,229,000* 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,829,229,000* 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,229,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%

12.	TYPE OF REPORTING PERSON CO, HC

*As set out in China Petroleum and Chemical Corporation's Form 8-A filed September 28, 2000, each

ADS represents 100 ordinary shares.  BP p.l.c. has beneficial ownership of 1,829,229,000 ordinary shares.

CUSIP No. 16941R108	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Global Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,829,229,000* 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,829,229,000* 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,229,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%

12.	TYPE OF REPORTING PERSON CO, HC

*As set out in China Petroleum and Chemical Corporation's Form 8-A filed September 28, 2000, each

ADS represents 100 ordinary shares.  BP Global Investment Limited has beneficial ownership of

1,829,229,000 ordinary shares.

CUSIP No. 16941R108	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Espana S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,829,229,000* 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,829,229,000* 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,229,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%

12.	TYPE OF REPORTING PERSON CO, HC

*As set out in China Petroleum and Chemical Corporation's Form 8-A filed September 28, 2000, each

ADS represents 100 ordinary shares.  BP Espana S.A. has beneficial ownership of 1,829,229,000 ordinary shares.

CUSIP No. 16941R108	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Oil Espana S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,829,229,000* 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,829,229,000* 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,229,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%

12.	TYPE OF REPORTING PERSON CO

*As set out in China Petroleum and Chemical Corporation's Form 8-A filed September 28, 2000, each

ADS represents 100 ordinary shares.  BP Oil Espana S.A. has beneficial ownership of 1,829,229,000 ordinary shares.

Item 1(a).       Name of Issuer:

                        China Petroleum and Chemical Corporation Limited

Item 1(b).       Address of Issuer’s Principal Executive Offices:

                        A6, Huixindong Street

                        Chaoyang District Beijing, 100029

                        People's Republic of China

Item 2(a).       Name of Person Filing:

                        This statement is being filed jointly by the persons listed below (the

                        "Reporting Persons").  The agreement between the reporting persons relating to the joint filing of this Statement is attached as Exhibit 1.

                        Reporting Persons:

                        BP p.l.c.

                        BP Global Investments Limited

                        BP Espana S.A.

                        BP Oil Espana S.A.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

                        BP p.l.c.:

                        1 St. James's Square

                        London,  SW1Y 4PD, England

                        BP Global Investments Limited:

                        Breakspear Park

                        Hemel Hempstead

                        Hertfordshire HP2 4UL, England

                        BP Espana S.A:

                        Avenida de Bruselas 36

                        Parque Empresarial Arroyo de la Vega

                        Alcobendas (Madrid)

                        Spain

                        BP Oil Espana S.A.

                        Avenida de Bruselas 36

                        Parque Empresarial Arroyo de la Vega

                        Alcobendas (Madrid)

                        Spain

Item 2(c).       Citizenship:

                        BP p.l.c.: England & Wales

                        BP Global Investments Limited: England & Wales

                        BP Espana S.A.: Spain

                        BP Oil Espana S.A.: Spain

Item 2(d).       Title of Class of Securities:

                        Ordinary shares, par value Rmb 1.00 per share

Item 2(e).        CUSIP Number:

                        16941R108

Item 3.            If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check

                        Whether the Person Filing is a:

                        (a)    [   ]    Broker or dealer registered under Section 15 of the Exchange Act;

                        (b)    [   ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

                        (c)    [   ]    Insurance company as defined in Section 3(a)(19) of the Exchange

                                          Act;

                        (d)    [   ]    Investment company registered under Section 8 of the Investment

                                          Company Act;

                        (e)    [   ]    An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

                        (f)     [   ]    An employee benefit plan or endowment fund in accordance with Rule

                                          13d-1(b)(1)(ii)(F);

                        (g)    [   ]    A parent holding company or control person in accordance with Rule

                                          13d-1(b)(1)(ii)(G);

                        (h)    [   ]    A savings association as defined in Section3(b) of the Federal Deposit

                                          Insurance Act;

                        (i)     [   ]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                        (j)     [   ]    Group, in accordance with Rule 3d-1(b)(1)(ii)(J).

Item 4.            Ownership.

                        (a)        Amount beneficially owned:  1,829,229,000

                        (b)        Percent of class:  11.0%

                        (c)        Number of shares as to which such person has:

                        (i)         Sole power to vote or to direct the vote                           1,829,229,000

                        (ii)        Shared power to vote or to direct the vote                       0

                        (iii)       Sole power to dispose or to direct

                                     the disposition of                                                             1,829,229,000

                        (iv)       Shared power to dispose or to direct

                                     the disposition of                                                              0

                        BP Oil Espana S.A., which holds the shares reported in this Statement, may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 1,829,229,000 ordinary shares.

                        BP Espana S.A., which owns 100% of BP Oil Espana S.A. and, in this capacity,

                        may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 1,829,229,000 ordinary shares

                        BP Global Investments Limited owns 100% of BP Espana S.A., and, in this capacity,may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 1,829,229,000 ordinary shares.

                        BP p.l.c. owns 100% of BP Global Investments Limited and, in this capacity,

                        may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 1,829,229,000 ordinary shares.

                        The Reporting Persons were the beneficial owners of ordinary shares prior to the registration of China Petroleum and Chemical Corporation's American Depositary

                        Shares and ordinary shares with the Securities and Exchange Commission.

Item 5.            Ownership of Five Percent or Less of a Class.  Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

                        Not applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the

                        Security Being Reported on by the Parent Holding Company or Control

                        Person.

                        Exhibit 2 is hereby incorporated by reference in response to this Item 7.

Item 8.            Identification and Classification of Members of the Group.

                        Not applicable.

Item 9.            Notice of Dissolution of Group.

                        Not applicable.

Item 10.          Certifications.

                        Not applicable.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

For BP p.l.c.:

5 February 2004

(Date)

/s/ David Pearl

(Signature)

Deputy Company Secretary

(Name/Title)

For BP Global Investments Limited:

5 February 2004

(Date)

/s/ FWM Starkie

(Signature)

FWM Starkie

(Director)

For BP Espana S.A.:

February 5, 2004

(Date)

/s/ Jose Andres

(Signature)

Jose Andres / Director, Attorney

(Name/Title)

For BP Oil Espana S.A.:

February 5, 2004

(Date)

/s/ Jose Andres

(Signature)

Jose Andres / Attorney

(Name/Title)

EXHIBIT INDEX

Exhibit 1        A confirmed copy of the Joint Filing Agreement dated as of February 5, 2004 between

                     BP p.l.c., BP Global Investments Limited, BP Espana S.A. and BP Oil  Espana S.A

                     relating to the joint filing of this Schedule 13G.

Exhibit 2        Explanation of ownership relationships between the reporting persons BP p.l.c.,

                     BP Global Investments Limited, BP Espana S.A. and BP Oil Espana S.A.